UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 21, 2014		Signed: /s/ Paul A. Guthrie
	By:	Name: Paul A. Guthrie
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 21, 2014	By:	Signed: /s/ Paul A. Guthrie
Name: Paul A. Guthrie
Title: Corporate Secretary

Release: Immediate October 21, 2014

CP reports record Q3 – 2014 net income of C$400M or $2.31 per diluted share

Delivers strongest financial results in company’s history

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q3 2014 financial results.

Net income in the third quarter rose to a record $400 million, or $2.31 per diluted share, from $324 million, or $1.84 per share, in the third quarter of 2013. This represents an increase of 26 percent in earnings per share year-over-year.

THIRD-QUARTER 2014 RESULTS COMPARED WITH THIRD-QUARTER 2013:

-	Revenue rose 9 percent to a record $1.670 billion

-	Operating expenses rose 4 percent to $1.049 billion

-	Operating Ratio fell to a record low 62.8 percent, an improvement of 310 basis points

-	Operating income rose 19 percent to $621 million, the highest ever

“The CP team delivered another quarter of impressive results,” said E. Hunter Harrison, CP’s Chief Executive Officer. “Going forward, we will continue to execute on our plan of delivering safe, superior service to our customers, focusing on further efficiency and capacity initiatives and building on our solid foundation for growth.”

“Despite recent volatility in commodity prices, we are confident in the strength of the franchise and are on track to finish the year with CP’s strongest quarter to date,” Harrison said.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP.

Contacts

Media

Martin Cej

Tel: 403-512-5730

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Revenues
Freight	$1,629	$1,495	$4,745	$4,412
Other	41	39	115	114

Total revenues	1,670	1,534	4,860	4,526

Operating expenses
Compensation and benefits	347	324	1,034	1,050
Fuel	249	226	793	742
Materials	47	36	146	115
Equipment rents	36	44	117	134
Depreciation and amortization	135	139	413	421
Purchased services and other	235	241	726	758

Total operating expenses	1,049	1,010	3,229	3,220

Operating income	621	524	1,631	1,306
Less:
Other income and charges	1	—	4	11
Net interest expense	70	70	209	208

Income before income tax expense	550	454	1,418	1,087
Income tax expense (Note 4)	150	130	393	294

Net income	$400	$324	$1,025	$793

Earnings per share (Note 5)
Basic earnings per share	$2.33	$1.85	$5.90	$4.54
Diluted earnings per share	$2.31	$1.84	$5.84	$4.50

Weighted-average number of shares (in millions) (Note 5)
Basic	171.9	175.1	173.9	174.8
Diluted	173.5	176.5	175.5	176.3

Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0500

Certain of the comparative figures have been reclassified in order to be consistent with the 2014 presentation. (Note 13)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Net income	$400	$324	$1,025	$793
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(26)	2	(19)	(1)
Change in derivatives designated as cash flow hedges	—	—	(2)	—
Change in defined benefit pension and post-retirement plans	31	50	93	299

Other comprehensive income before income taxes	5	52	72	298
Income tax benefit recovery (expense)	15	(22)	(1)	(63)

Other comprehensive income (Note 3)	20	30	71	235

Comprehensive income	$420	$354	$1,096	$1,028

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT,

(in millions of Canadian dollars)

(unaudited)

	September 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents	$315	$476
Restricted cash and cash equivalents	84	411
Accounts receivable, net	739	580
Materials and supplies	168	165
Deferred income taxes	164	344
Other current assets	68	53

	1,538	2,029

Investments	107	92
Properties	14,040	13,327
Assets held for sale (Note 6)	—	222
Goodwill and intangible assets	170	162
Pension asset	1,210	1,028
Other assets	160	200

Total assets	$17,225	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,213	$1,189
Long-term debt maturing within one year	132	189

	1,345	1,378

Pension and other benefit liabilities	657	657
Other long-term liabilities	399	338
Long-term debt	4,752	4,687
Deferred income taxes	2,980	2,903

Total liabilities	10,133	9,963

Shareholders’ equity (Note 7)
Share capital	2,240	2,240
Additional paid-in capital	35	34
Accumulated other comprehensive loss (Note 3)	(1,432)	(1,503)
Retained earnings	6,249	6,326

	7,092	7,097

Total liabilities and shareholders’ equity	$17,225	$17,060

Contingencies (Note 12)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Operating activities
Net income	$400	$324	$1,025	$793
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	135	139	413	421
Deferred income taxes (Note 4)	120	110	194	260
Pension funding in excess of expense (Note 11)	(38)	(17)	(103)	(40)
Other operating activities, net	(1)	(21)	39	(40)
Change in non-cash working capital balances related to operations	(82)	(31)	(102)	(103)

Cash provided by operating activities	534	504	1,466	1,291

Investing activities
Additions to properties	(414)	(298)	(936)	(802)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad (Note 6)	—	—	236	—
Proceeds from the sale of properties and other assets	10	11	26	38
Change in restricted cash and cash equivalents used to collateralize letters of credit	318	(247)	327	(346)
Other	1	(1)	—	(27)

Cash used in investing activities	(85)	(535)	(347)	(1,137)

Financing activities
Dividends paid	(61)	(62)	(184)	(183)
Issuance of CP common shares	14	6	50	69
Purchase of CP common shares (Note 7)	(455)	—	(987)	—
Repayment of long-term debt	(21)	(19)	(175)	(45)
Settlement of foreign exchange forward on long-term debt (Note 9)	17	—	17	—
Other	(3)	—	(3)	—

Cash used in financing activities	(509)	(75)	(1,282)	(159)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	6	(7)	2	1

Cash position
Decrease in cash and cash equivalents	(54)	(113)	(161)	(4)
Cash and cash equivalents at beginning of period	369	442	476	333

Cash and cash equivalents at end of period	$315	$329	$315	$329

Supplemental disclosures of cash flow information:
Income taxes paid	$103	$16	$142	$27
Interest paid	$60	$58	$220	$209

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	1,025	1,025
Other comprehensive income (Note 3)	—	—	—	71	—	71
Dividends declared	—	—	—	—	(183)	(183)
Effect of stock-based compensation expense	—	—	16	—	—	16
CP common shares repurchased (Note 7)	(5.3)	(68)	—	—	(919)	(987)
Shares issued under stock option plans (Note 10)	0.9	68	(15)	—	—	53

Balance at September 30, 2014	171.0	$2,240	$35	$(1,432)	$6,249	$7,092

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	793	793
Other comprehensive income (Note 3)	—	—	—	235	—	235
Dividends declared	—	—	—	—	(185)	(185)
Effect of stock-based compensation expense	—	—	14	—	—	14
Shares issued under stock option plans (Note 10)	1.3	94	(20)	—	—	74

Balance at September 30, 2013	175.2	$2,221	$35	$(2,533)	$6,305	$6,028

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or the “Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2013 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2013 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Future accounting changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC, Topic 606, which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)
Opening balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive (loss) income before reclassifications	(4)	—	—	(4)	5	—	—	5
Amounts reclassified from accumulated other comprehensive loss (income)	—	—	24	24	—	(3)	69	66

Net current-period other comprehensive (loss) income	(4)	—	24	20	5	(3)	69	71

Closing balance, 2014	$110	$(18)	$(1,524)	$(1,432)	$110	$(18)	$(1,524)	$(1,432)

Opening balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive (loss) income before reclassifications	(7)	(7)	—	(14)	13	8	102	123
Amounts reclassified from accumulated other comprehensive loss (income)	—	7	37	44	—	(8)	120	112

Net current-period other comprehensive (loss) income	(7)	—	37	30	13	—	222	235

Closing balance, 2013	$87	$(14)	$(2,606)	$(2,533)	$87	$(14)	$(2,606)	$(2,533)

(1)	Amounts are presented net of tax.
(2)	Reclassified from Accumulated other comprehensive loss.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2014	2013	2014	2013
Amortization of prior service costs(1)	$(17)	$(18)	$(51)	$(41)
Recognition of net actuarial loss(1)	48	68	144	205

Total before income tax	31	50	93	164
Income tax recovery	(7)	(13)	(24)	(44)

Net of income tax	$24	$37	$69	$120

(1)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

4	Income taxes

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2014	2013	2014	2013
Current income tax expense	$30	$20	$199	$34
Deferred income tax expense	120	110	194	260

Income tax expense	$150	$130	$393	$294

The effective income tax rate for the three and nine months ended September 30, 2014 were 27.2% and 27.7%, respectively (three and nine months ended September 30, 2013 – 28.6% and 27.1%, respectively). The changes in tax rates were primarily due to the impact of a change in the province of British Columbia’s corporate income tax rate in the third quarter of 2013, which was partially offset by the benefit recognized for the 2012 U.S. federal track maintenance credit of $6 million enacted in the first quarter of 2013.

5	Earnings per share

At September 30, 2014, the number of shares outstanding was 171.0 million (September 30, 2013 – 175.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2014	2013	2014	2013
Weighted-average basic shares outstanding	171.9	175.1	173.9	174.8
Dilutive effect of stock options	1.6	1.4	1.6	1.5

Weighted-average diluted shares outstanding	173.5	176.5	175.5	176.3

For the three and nine months ended September 30, 2014, there were 15,980 options and 82,146 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2013 – 8,800 and 38,872, respectively).

6	Assets held for sale

On May 30, 2014, the Company completed the sale of the west end of Dakota, Minnesota and Eastern (“DM&E West”) to Genesee & Wyoming Inc. (“G&W”) for net proceeds of U.S. $218 million (CDN $236 million). The Company and G&W are currently in the process of finalizing closing adjustments.

7	Shareholders’ equity

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Commons Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve months period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

7	Shareholders’ equity (continued)

The following table provides the activities under the share repurchase program:

	For the three months ended September 30	For the nine months ended September 30
	2014	2014
Number of common shares repurchased	2,000,392	5,270,374
Weighted-average price per share(1)	$210.91	$187.33
Amount of repurchase (in millions)(1)	$422	$987

(1)	Includes brokerage fees.

8	Revolving credit facility

At September 26, 2014, the Company terminated its existing revolving credit facility agreement dated as of November 29, 2013. On the same day, CP entered into a new revolving credit facility (the “facility”) agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five years portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At September 30, 2014, the facility is undrawn. The facility agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At September 30, 2014, the Company satisfied this threshold stipulated in the financial covenant.

9	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,952 million at September 30, 2014 (December 31, 2013 - $5,572 million) and a carrying value of $4,884 million at September 30, 2014 (December 31, 2013 – $4,876 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

9	Financial instruments (continued)

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2014 was an unrealized foreign exchange loss of $175 million and $186 million, respectively (three and nine months ended September 30, 2013 – unrealized foreign exchange gain of $65 million and a loss of $112 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2014 and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on US denominated debt maturities. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on U.S. $100 million of principal outstanding on a capital lease due in January 2014, U.S. $175 million of its 6.50% Notes due in May 2018, and U.S. $100 million of its 7.25% Notes due in May 2019. These derivatives, which were accounted for as cash flow hedges, guaranteed the amount of Canadian dollars that the Company would repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended June 30, 2014, the Company de-designated and settled prior to maturity the FX forward contracts related to the repayment of its 6.50% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million settled in the third quarter of 2014 with the offset recorded as realized gains of $3 million in “Accumulated other comprehensive loss” and $14 million in “Retained earnings”. Amounts remaining in “Accumulated other comprehensive loss” are being amortized to “Other income and charges” until the underlying debts, which were hedged, are repaid.

During the three months ended September 30, 2014, the amount being amortized to “Other income and charges” is not significant.

During the three and nine months ended September 30, 2014, the combined realized and unrealized foreign exchange gain was $nil and $3 million, respectively (three and nine months ended September 30, 2013 – unrealized loss of $6 million and unrealized gain of $9 million, respectively), were recorded in “Other income and charges” in relation to these settled derivatives. Gains recorded in “Other income and charges” were largely offset by losses on the underlying debt which the settled derivatives were designated to hedge. Similarly, losses were largely offset by gains on the underlying debt.

At December 31, 2013, the unrealized gains derived from these FX forwards was $25 million of which $6 million was included in “Other current assets” and $19 million in “Other assets” with the offsets reflected as unrealized gains of $5 million in “Accumulated other comprehensive loss” and $20 million in “Retained earnings”.

At September 30, 2014, the Company expected that, during the next twelve months, a pre-tax gain of $1 million would be reclassified to “Other income and charges”.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

10	Stock-based compensation

At September 30, 2014, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense of $42 million and $102 million for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 - an expense of $9 million and $52 million, respectively).

Regular options

In the nine months ended September 30, 2014, under CP’s stock option plans, the Company issued 424,440 regular options at the weighted-average price of $173.81 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $21 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September, 30 2014

Grant price	$173.81
Expected option life (years)(1)	5.96
Risk-free interest rate(2)	1.66%
Expected stock price volatility(3)	28.70%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$48.68

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2014, the Company issued 165,500 PSUs with a grant date fair value of approximately $25 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, utilizing a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance factor and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2014, the Company granted 52,169 DSUs with a grant date fair value of approximately $9 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the nine months ended September 30, 2014, the Company granted 15,918 RSUs with a grant date fair value of approximately $3 million. RSUs are subject to time vesting over 36 months. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

11	Pensions and other benefits

In the three and nine months ended September 30, 2014, the Company made contributions of $25 million and $64 million, respectively (three and nine months ended September 30, 2013 — $24 million and $76 million, respectively), to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2014 included the following components:

	For the three months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013
Current service cost (benefits earned by employees in the period)	$27	$34	$4	$4
Interest cost on benefit obligation	120	111	5	5
Expected return on fund assets	(190)	(186)	—	—
Recognized net actuarial loss (gain)	47	66	1	(2)
Amortization of prior service costs	(17)	(18)	—	—

Net periodic (recovery) benefit cost	$(13)	$7	$10	$7

	For the nine months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013
Current service cost (benefits earned by employees in the period)	$80	$102	$11	$12
Interest cost on benefit obligation	358	334	17	16
Expected return on fund assets	(568)	(559)	—	—
Recognized net actuarial loss	142	200	2	1
Amortization of prior service costs	(51)	(41)	—	—

Net periodic (recovery) benefit cost	$(39)	$36	$30	$29

12	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2014 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations individually and in aggregate.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

12	Contingencies (continued)

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings and any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis unless a reliably determinable estimate as to amount and timing of costs can be established. The accruals are recorded when the costs to remediate are probable and reasonably estimable. Certain future costs to monitor sites are discounted at a risk free rate.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2014 was $1 million and $2 million, respectively (three and nine months ended September 30, 2013 — $4 million and $5 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2014 was $91 million (December 31, 2013 — $90 million). Payments are expected to be made over 10 years to 2024.

13	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three and nine months ended September 30, 2013 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

(in millions of Canadian dollars)	Compensation and benefits	Materials	Purchased services and other
For the three months ended September 30, 2013
As previously reported	$331	$54	$216
(Decrease) increase	(7)	(18)	25

As reclassified	$324	$36	$241

For the nine months ended September 30, 2013
As previously reported	$1,075	$184	$664
(Decrease) increase	(25)	(69)	94

As reclassified	$1,050	$115	$758

Summary of Rail Data

Third Quarter						Year-to-date
2014	2013	Change	%			2014	2013	Change	%
					Financial (millions, except per share data)
					Revenues
$1,629	$1,495	$134	9		Freight revenue	$4,745	$4,412	$333	8
41	39	2	5		Other revenue	115	114	1	1

1,670	1,534	136	9		Total revenues	4,860	4,526	334	7

					Operating expenses
347	324	23	7		Compensation and benefits(1)	1,034	1,050	(16)	(2)
249	226	23	10		Fuel	793	742	51	7
47	36	11	31		Materials(1)	146	115	31	27
36	44	(8)	(18)		Equipment rents	117	134	(17)	(13)
135	139	(4)	(3)		Depreciation and amortization	413	421	(8)	(2)
235	241	(6)	(2)		Purchased services and other(1)	726	758	(32)	(4)

1,049	1,010	39	4		Total operating expenses	3,229	3,220	9	—

621	524	97	19		Operating income	1,631	1,306	325	25

					Less:
1	—	1			- Other income and charges	4	11	(7)	(64)
70	70	—			- Net interest expense	209	208	1	—

550	454	96	21		Income before income tax expense	1,418	1,087	331	30
150	130	20	15		Income tax expense	393	294	99	34

$400	$324	$76	23		Net income	$1,025	$793	$232	29

62.8	65.9	(3.1)	(310	)bps	Operating ratio (%)	66.4	71.1	(4.7)	(470	) bps
$2.33	$1.85	$0.48	26		Basic earnings per share	$5.90	$4.54	$1.36	30

$2.31	$1.84	$0.47	26		Diluted earnings per share	$5.84	$4.50	$1.34	30

					Shares Outstanding
171.9	175.1	(3.2)	(2)		Weighted average number of shares outstanding (millions)	173.9	174.8	(0.9)	(1)

173.5	176.5	(3.0)	(2)		Weighted average number of diluted shares outstanding (millions)	175.5	176.3	(0.8)	—

					Foreign Exchange
0.93	0.96	(0.03)	(3)		Average foreign exchange rate (US$/Canadian$)	0.92	0.98	(0.06)	(6)

1.08	1.04	0.04	4		Average foreign exchange rate (Canadian$/US$)	1.09	1.02	0.07	7

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2014	2013	Change	%		2014	2013	Change	%
				Commodity Data

				Freight Revenues (millions)
$248	$212	$36	17	- Canadian Grain	$721	$606	$115	19
127	107	20	19	- U.S. Grain	348	309	39	13
150	177	(27)	(15)	- Coal	463	470	(7)	(1)
70	66	4	6	- Potash	251	243	8	3
55	63	(8)	(13)	- Fertilizers and sulphur	173	201	(28)	(14)
52	51	1	2	- Forest products	152	157	(5)	(3)
160	142	18	13	- Chemicals and plastics	462	419	43	10
136	78	58	74	- Crude	354	267	87	33
190	164	26	16	- Metals, minerals, and consumer products	521	449	72	16
83	95	(12)	(13)	- Automotive	275	298	(23)	(8)
202	170	32	19	- Domestic intermodal	579	511	68	13
156	170	(14)	(8)	- International intermodal	446	482	(36)	(7)

$1,629	$1,495	$134	9	Total Freight Revenues	$4,745	$4,412	$333	8

				Millions of Revenue Ton-Miles (RTM)
6,790	5,363	1,427	27	- Canadian Grain	19,710	16,010	3,700	23
3,011	2,501	510	20	- U.S. Grain	8,229	7,967	262	3
5,422	6,440	(1,018)	(16)	- Coal	16,804	17,396	(592)	(3)
2,812	2,583	229	9	- Potash	10,219	10,473	(254)	(2)
915	1,179	(264)	(22)	- Fertilizers and sulphur	3,119	3,847	(728)	(19)
1,036	1,093	(57)	(5)	- Forest products	2,959	3,583	(624)	(17)
3,409	3,218	191	6	- Chemicals and plastics	9,941	10,187	(246)	(2)
4,625	2,894	1,731	60	- Crude	11,799	10,025	1,774	18
2,993	2,825	168	6	- Metals, minerals, and consumer products	8,404	7,675	729	9
420	533	(113)	(21)	- Automotive	1,531	1,766	(235)	(13)
3,076	2,565	511	20	- Domestic intermodal	8,713	7,628	1,085	14
3,040	3,490	(450)	(13)	- International intermodal	8,925	10,281	(1,356)	(13)

37,549	34,684	2,865	8	Total RTMs	110,353	106,838	3,515	3

				Freight Revenue per RTM (cents)
3.65	3.96	(0.31)	(8)	- Canadian Grain	3.66	3.78	(0.12)	(3)
4.22	4.26	(0.04)	(1)	- U.S. Grain	4.23	3.88	0.35	9
2.76	2.76	—	—	- Coal	2.76	2.70	0.06	2
2.51	2.64	(0.13)	(5)	- Potash	2.46	2.32	0.14	6
6.06	5.32	0.74	14	- Fertilizers and sulphur	5.56	5.23	0.33	6
5.01	4.66	0.35	8	- Forest products	5.13	4.38	0.75	17
4.68	4.40	0.28	6	- Chemicals and plastics	4.65	4.10	0.55	13
2.93	2.69	0.24	9	- Crude	3.00	2.66	0.34	13
6.36	5.83	0.53	9	- Metals, minerals, and consumer products	6.20	5.86	0.34	6
19.74	17.70	2.04	12	- Automotive	17.99	16.86	1.13	7
6.57	6.63	(0.06)	(1)	- Domestic intermodal	6.65	6.69	(0.04)	(1)
5.11	4.86	0.25	5	- International intermodal	4.99	4.68	0.31	7

4.34	4.31	0.03	1	Total Freight Revenue per RTM	4.30	4.13	0.17	4

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2014	2013	Change	%		2014	2013	Change	%

				Carloads (thousands)
76	61	15	25	- Canadian Grain	216	181	35	19
44	45	(1)	(2)	- U.S. Grain	127	136	(9)	(7)
73	90	(17)	(19)	- Coal	233	246	(13)	(5)
24	24	—	—	- Potash	85	89	(4)	(4)
15	17	(2)	(12)	- Fertilizers and sulphur	46	55	(9)	(16)
15	15	—	—	- Forest products	44	51	(7)	(14)
52	49	3	6	- Chemicals and plastics	146	148	(2)	(1)
31	19	12	63	- Crude	80	65	15	23
71	61	10	16	- Metals, minerals, and consumer products	187	173	14	8
33	35	(2)	(6)	- Automotive	100	108	(8)	(7)
111	93	18	19	- Domestic intermodal	318	275	43	16
142	166	(24)	(14)	- International intermodal	412	475	(63)	(13)

687	675	12	2	Total Carloads	1,994	2,002	(8)	—

				Freight Revenue per Carload
$3,264	$3,512	$(248)	(7)	- Canadian Grain	$3,336	$3,350	(14)	—
2,878	2,360	518	22	- U.S. Grain	2,746	2,270	476	21
2,040	1,952	88	5	- Coal	1,987	1,912	75	4
2,917	2,842	75	3	- Potash	2,951	2,728	223	8
3,835	3,834	1	—	- Fertilizers and sulphur	3,790	3,670	120	3
3,426	3,145	281	9	- Forest products	3,443	3,096	347	11
3,097	2,899	198	7	- Chemicals and plastics	3,176	2,825	351	12
4,436	4,072	364	9	- Crude	4,446	4,107	339	8
2,697	2,700	(3)	—	- Metals, minerals, and consumer products	2,785	2,599	186	7
2,519	2,747	(228)	(8)	- Automotive	2,741	2,747	(6)	—
1,819	1,820	(1)	—	- Domestic intermodal	1,823	1,857	(34)	(2)
1,090	1,024	66	6	- International intermodal	1,079	1,014	65	6

$2,372	$2,214	$158	7	Total Freight Revenue per Carload	$2,380	$2,204	176	8

Summary of Rail Data (Page 4)

Third Quarter					Year-to-date
2014	2013(1)	Change	%		2014	2013(1)	Change	%
				Operations Performance

69,430	64,188	5,242	8	Freight gross ton-miles (millions)	203,112	199,098	4,014	2
37,549	34,684	2,865	8	Revenue ton-miles (millions)	110,353	106,838	3,515	3
8,990	8,837	153	2	Train miles (thousands)	27,052	28,476	(1,424)	(5)
8,264	7,817	447	6	Average train weight — excluding local traffic (tons)	8,037	7,485	552	7
6,912	6,746	166	2	Average train length — excluding local traffic (feet)	6,726	6,485	241	4
8.1	7.2	0.9	13	Average terminal dwell — (hours)	8.9	6.9	2.0	29
18.8	19.1	(0.3)	(2)	Average train speed — (mph)(2)	17.6	18.6	(1.0)	(5)

225.9	217.7	8.2	4	Locomotive productivity (daily average GTMs/active HP)	219.6	213.6	6.0	3

0.99	1.02	(0.03)	(3)	Fuel efficiency(3)	1.03	1.07	(0.04)	(4)
68.0	64.7	3.3	5	U.S. gallons of locomotive fuel consumed (millions)(4)	206.7	210.3	(3.6)	(2)
3.39	3.34	0.05	1	Average fuel price (U.S. dollars per U.S. gallon)	3.52	3.45	0.07	2

14,699	14,974	(275)	(2)	Total employees (average)(5)	14,577	15,122	(545)	(4)
14,659	14,766	(107)	(1)	Total employees (end of period)(5)	14,659	14,766	(107)	(1)
14,944	15,318	(374)	(2)	Workforce (end of period)(6)	14,944	15,318	(374)	(2)

				Safety

1.65	1.82	(0.17)	(9)	FRA personal injuries per 200,000 employee-hours	1.66	1.70	(0.04)	(2)
1.62	1.83	(0.21)	(11)	FRA train accidents per million train-miles	1.29	1.92	(0.63)	(33)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours, and excluding foreign railroad and customer delays.
(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.